UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from              to

Commission File Number 113928

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

RBC U.S.A. Retirement and Savings Plan

60 South Sixth Street, RBC Plaza, Minneapolis, MN 55402

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Royal Bank of Canada

(Exact name of Registrant as specified in its charter)

Toronto, Ontario Canada

(State or other jurisdiction of) Identification No.)

200 Bay Street, Royal Bank of Plaza, Toronto, Ontario Canada M5J2J5

(Address of principal executive offices) (Zip Code)

REQUIRED INFORMATION

In lieu of the requirements of Items 1-3 of Form 11-K, and as permitted by Item 4 of Form 11-K, plan financial statements and schedules are being filed in accordance with the financial reporting requirements of ERISA.

The following are furnished for the plan and are included in Appendix A:

RBC U.S.A. Retirement

and Savings Plan

Employer ID No.: 20-0563684

Plan Number: 003

Financial Statements as of December 31, 2014 and

2013, and for the Year Ended December 31, 2014,

Supplemental Schedule as of and for the Year Ended

December 31, 2014, and Report of Independent

Registered Public Accounting Firm

RBC U.S.A. RETIREMENT AND SAVINGS PLAN

NOTE:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of

RBC U.S.A Retirement and Savings Plan

Minneapolis, Minnesota

We have audited the accompanying statements of net assets available for benefits of the RBC U.S.A Retirement and Savings Plan (the “Plan”) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedule of assets (held at end of year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including the form and content, is presented in compliance with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Deloitte & Touche LLP

New York, New York

June 25, 2015

RBC U.S.A. RETIREMENT AND SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

AS OF DECEMBER 31, 2014 AND 2013

	2014	2013
ASSETS:
Investments — at fair value —
Total participant directed investments	$1,941,984,184	$1,842,180,873

Receivables:
Notes receivable from participants	19,559,878	18,582,708
Employer matching fixed contribution	3,829,347	3,324,923

Total receivables	23,389,225	21,907,631

NET ASSETS REFLECTING ALL INVESTMENTS AT FAIR VALUE	1,965,373,409	1,864,088,504
ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR INDIRECT
FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS	(2,654,559)	(2,689,452)

NET ASSETS AVAILABLE FOR PLAN BENEFITS	$1,962,718,850	$1,861,399,052

See notes to financial statements.

RBC U.S.A. RETIREMENT AND SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2014

INVESTMENT INCOME:
Dividends and interest	$71,462,036
Net appreciation(depreciation) in fair value of investments (Note 3)	42,050,569

Net investment income	113,512,605

INTEREST INCOME — Notes receivable	816,788

CONTRIBUTIONS:
Participant	84,157,930
Participant rollover	12,700,131
Employer — fixed matching — net of forfeitures of $1,894,400	38,153,366

Total contributions	135,011,427

DEDUCTIONS:
Benefits paid to participants	(147,530,859)
Administrative expenses	(490,163)

Total deductions	(148,021,022)

INCREASE IN NET ASSETS AVAILABLE FOR PLAN BENEFITS	101,319,798

NET ASSETS AVAILABLE FOR PLAN BENEFITS — Beginning of year	1,861,399,052

NET ASSETS AVAILABLE FOR PLAN BENEFITS — End of year	$1,962,718,850

See notes to financial statements.

RBC U.S.A. RETIREMENT AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014 AND 2013, AND FOR THE YEAR ENDED DECEMBER 31, 2014

1.	DESCRIPTION OF THE PLAN

The following description of the RBC U.S.A. Retirement and Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the plan document for complete information regarding the Plan’s definitions, benefits, eligibility, and other matters.

General — The Plan is a defined contribution plan covering all eligible employees for RBC Wealth Management, RBC Capital Markets, the U.S. office of Royal Bank of Canada, RBC Real Estate Finance Inc., and RBC Bank (Georgia) (the “RBC Companies” or “Plan Sponsor” or “the Company”) in the United States. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and the Internal Revenue Code (the “Code”). Fidelity Investments Institutional Operations Company, Inc. is the Plan’s “Administrator” and Fidelity Management Trust Company is the Plan’s “Trustee”.

Eligibility — Employees may make pretax and after-tax contributions to the Plan upon hire. Eligible employees receive employer matching contributions beginning the first of the month following one year of service consisting of at least 1,000 hours.

Contributions — Employees may contribute up to 50% of their compensation to the Plan on a pretax basis or on an after-tax basis to their Roth 401(k) account. In addition, employees may also contribute up to 5% of their compensation to the Plan on an after-tax basis. Participant contributions are subject to maximum amounts as described in the Code. Employees who have attained age 50 before the end of the plan year may also elect to make pretax and/or Roth 401(k) catch-up contributions up to 25% of compensation. Catch-up contributions were subject to an annual limit of $5,500 under Internal Revenue Service (IRS) regulations during 2014. Catch-up contributions are not subject to RBC Companies’ matching contributions. Employees may also contribute to the Plan by making rollover contributions, which represent distributions from other qualified plans.

A fixed matching contribution is paid by the RBC Companies throughout the year as eligible employees make deferrals that are equal to one dollar for every dollar of a participant’s pretax contribution or after-tax Roth 401(k) contribution, up to a maximum of 6% of participant compensation. All matching contributions are invested in accordance with participant investment elections.

Employees who have not enrolled in the Plan by the time they become eligible for company match are automatically enrolled for a 3% pretax contribution. If no investment elections are in place, the contribution is allocated to the appropriate JPMorgan SmartRetirement fund based on a normal age 65 retirement. Employees may opt out of this automatic enrollment. Additionally, employees may request a refund of an automatically enrolled amount if they make that request within 90 days of the initial contribution and the related company match would be forfeited.

Employee and employer contributions are limited to the extent necessary to comply with the applicable sections of the Code. Starting February 1, 2009, RBC Wealth Management financial advisors, branch directors, and complex directors are not eligible for fixed matching contributions. Starting March 1, 2009, RBC Wealth Management divisional directors are not eligible for fixed matching contributions. After-tax contributions (excluding Roth 401(k)) and catch-up contributions are not eligible for fixed matching contributions.

The Employee Stock Ownership Plan (ESOP) was funded solely with contributions made by the RBC Companies. The RBC Companies had the sole and exclusive discretion as to the amounts contributed, if any. As of January 1, 2010, the ESOP feature of the Plan has been frozen.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant account is credited with the participant’s voluntary pretax and after-tax contributions, Roth 401(k) after-tax contributions, the RBC Companies’ fixed matching contributions, and fund earnings, and charged with withdrawals and an allocation of fund losses. Fund earnings and losses are allocated based on participant balances in each fund.

Investments — Participants may direct and redirect the balance of their account and contributions into any of the Plan’s 27 investment options, including the Fidelity BrokerageLink investment option. The Fidelity BrokerageLink investment is a self-directed mutual fund brokerage account, which participants may choose to invest in a variety of eligible mutual funds. Investment elections may be changed by the participant daily.

Participants may change the investment of accounts or portions of accounts, including the RBC Common Stock dividends, from the RBC Stock Fund (the Company’s unitized common stock fund which invests in RBC shares) into one or more other investment funds.

The various investment options available to the participants include the RBC Stock Fund, mutual funds including lifestyle funds, common collective trusts and Fidelity BrokerageLink.

Vesting — Participants are immediately vested in their pretax contributions, Roth 401(k) contributions, after-tax contributions, and rollover contributions, plus earnings thereon. Participants are 25% vested in the fixed employer matching contributions after two years of service and vest in 25% increments per year thereafter. All participants are fully vested after five years of service. In addition, all participants become fully vested upon death or disability, attaining retirement age, or if the Plan is terminated.

Forfeitures — After a participant’s termination of employment, the unvested portion of the participant’s account, if any, is forfeited at the time the participant takes a distribution from the Plan. Forfeited amounts are retained in the Plan and used to reduce future RBC Companies’ contributions or to pay administrative expenses of the Plan. Forfeitures of $1,894,400 were used to reduce RBC Companies’ contributions for the Plan year ended December 31, 2014. Forfeiture account balances were $3,609,041 and $3,708,115 as of December 31, 2014 and 2013, respectively.

If a participant is rehired by the RBC Companies or by an affiliate within five years after termination, the participant shall receive a full restoration of the amount previously forfeited.

Notes Receivable from Participants — Participants may borrow from their vested account balance an amount not to exceed the lesser of 50% of their vested account balance or $50,000 reduced by the highest outstanding loan balance within the past year. Additionally, the minimum loan amount is $1,000. The normal maximum loan repayment period is five years. If the purpose of the loan is to acquire a principal residence, then the loan repayment period shall not exceed 15 years. In general, participants are limited to one loan from their vested account balance. A second loan is permitted if used for the acquisition of a principal residence. Interest on participant loans is fixed and is based on the prime rate, plus 1% at the time of the loan. Current interest on loans ranges from 4.25% to 10.5%. Loans are due at various dates through 2029. Loans are generally repaid through regular payroll deductions and are secured by the balance in the participant’s account.

Payment of Benefits — Upon termination of employment, participants may generally request a lump-sum distribution of the employee pretax, Roth 401(k) and after-tax contributions account balances. Each participant who has terminated employment and whose vested account balance is less than $1,000 will automatically receive a lump-sum payment. If a participant’s account balance is greater than $1,000 but less than $5,000, it is automatically rolled to a Fidelity Individual Retirement Account unless elected otherwise. Participants may also request in-service distributions, which are limited to the employee pretax and after-tax contributions (including Roth 401(k)) account balance, for financial hardship purposes as defined by the Plan. In addition, eligible participants between ages 50 and 59 1/2 may request special distribution of certain amounts from the Plan, subject to minimum service requirements. Participants may withdraw vested matching amounts that have been in their account for at least 24 months. Distributions from the Plan are generally made in cash, except for the RBC Stock Fund where participants can choose to have their value paid in cash or RBC common shares.

Dividend Reinvestment — Participants can elect to have quarterly dividends paid on RBC stock in the RBC Stock Fund to be either reinvested or paid out in cash. Reinvested dividends have no current tax consequence to the Plan or participants. Dividends that are paid out in cash are considered taxable income in the year that they are paid. Total amount of dividends paid out for the year ended December 31, 2014, and included in benefits paid to participants, was $1,187,272.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The Plan’s financial statements and supplemental schedule have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Contributions — Participant and RBC Companies’ fixed matching contributions are recorded in the period the employer makes the payroll deductions. Employer match true-up contributions are recorded as a receivable for the period to which they are related. Participant accounts are credited with the true-up contribution in the following year. In the event of a delinquent participant contribution, appropriate lost earnings are determined and recorded in the effected participant’s account to make the participant whole.

Benefits Paid to Participants — Benefit payments to participants are recorded upon distribution. There were no participants, who elected to withdraw from the Plan, but had not yet been paid as of December 31, 2014.

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value (NAV) of shares held by the Plan at year-end. Common collective trust funds are stated at fair value as determined by the issuer of the common/collective trust funds based on the fair market value of the underlying investments, including underlying investments in investment contracts. The RBC Stock Fund is valued based on the underlying assets as shown in Note 3. The Plan presents in the statement of changes in net assets available for plan benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

The Managed Income Portfolio II (the “Portfolio”) is a stable value fund that is a commingled pool of Fidelity Group Trust for Employee Benefit Plans. The Portfolio may invest in fixed interest insurance investment contracts, money market funds, corporate and government bonds, mortgage-backed securities, bond funds, and other fixed-income securities. Fair value of the Portfolio is the NAV of its holdings at year-end. Underlying securities for which quotations are readily available are valued at their most recent bid prices or are valued on the basis of information provided by a pricing service. Fair value of the underlying investment contracts is estimated using a discounted cash flow model. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

In accordance with GAAP, the Portfolio is included at fair value in participant-directed investments in the statements of net assets available for benefits, and an additional line item is presented representing the adjustment from fair value to contract value. Contract value represents contributions made to the Portfolio, plus earnings, less participant withdrawals. The statement of changes in net assets available for benefits is presented on a contract-value basis.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Notes Receivable from Participants — Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Administrative Expenses — Administrative expenses are paid by the Plan Sponsor as provided in the second amendment to the Trust Agreement between Trustee and the Plan Sponsor. Additionally, certain transaction costs for loans and investment redemptions are paid by the participants via reduction of participant account balances.

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits at the date of the financial statements and the changes in net assets available for plan benefits during the reporting period and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan provides for various investment options in shares of registered investment companies, common collective trusts, and RBC Stock Fund. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

New Accounting Standards — In May 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update 2015-07, Disclosures for Investments in Certain Entities that Calculate Net Asset Value Per Share (or its Equivalent), (ASU 2015-07). ASU 2015-07 removes the requirement to categorize within the fair value hierarchy investments for which fair values are estimated using the net asset value practical expedient provided by Accounting Standards Codification 820, Fair Value Measurement. Disclosures about investments in certain entities that calculate net asset value per share are limited under ASU 2015-07 to those investments for which the entity has elected to estimate the fair value using the net asset value practical expedient. ASU 2015-07 is effective for entities (other than public business entities) for fiscal years beginning after December 15, 2016, with retrospective application to all periods presented. Early application is permitted. Management did not early adopt and is reviewing this new guidance and is currently evaluating the impact to its financial statements

3.	INVESTMENTS

Investments that represent 5% or more of the Plan’s net assets available for plan benefits at fair value, as of December 31, 2014 and 2013, are as follows:

	2014	2013
Royal Bank of Canada Common Stock Fund*	$359,758,966	$367,258,746
T. Rowe Price Growth Stock Trust	196,918,162	184,477,806
Fidelity Managed Income Portfolio II*	184,440,471	191,061,085
Fidelity US Equity Index Commingled Pool*	162,611,081	133,405,710
American Funds American Balanced Fund	155,031,673	142,436,190
American Funds EuroPacific Growth Fund	128,573,010	133,710,353
Invesco Comstock Fund**	126,251,583	**

* Known to be a party-in-interest (see Note 4)
** This investment did not represent 5% or more of the Plan’s net assets available for benefits at the end of the Plan year 2013.

During the year ended December 31, 2014, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year), appreciated in value by $42,050,569 as follows:

Mutual funds	$(5,276,465)
Fidelity BrokerageLink	1,501,464
Common collective trusts	35,861,031
Employer stock funds	9,964,539

Net appreciation in fair value of investments	$42,050,569

The following summarizes the components of the employer stock funds, at December 31, 2014 and 2013:

	2014	2013
Royal Bank of Canada Common Stock Fund:
Royal Bank of Canada common stock	$359,758,966	$359,198,686
Fidelity institutional cash money market funds	9,328,552	8,380,731
Net payables	—	(320,671)
Net receivables	163,121	—

Total	$369,250,639	$367,258,746

4.	PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Fidelity Management Trust Company. Fidelity is the Trustee as defined by the Plan. Additionally certain plan investments are shares of mutual funds managed by RBC. RBC is the Plan Sponsor. These transactions qualify as exempt party-in-interest transactions, as defined by ERISA. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

At December 31, 2014 and 2013, the Plan held 5,208,191 and 5,343,097 shares, respectively, of common stock of RBC, with a cost basis of $201,168,614 and $190,159,846 respectively. During the year ended December 31, 2014, the Plan recorded dividend income of $13,584,887 from the RBC Common Stock Fund. These transactions qualify as exempt party-in-interest transactions. During 2014 and 2013, the Plan’s stock fund had the following transactions related to the Plan sponsor’s common stock:

	2014	2013
Number of common shares purchased	58,300	—
Cost of common shares purchased	$3,634,101	$—
Number of common shares sold	193,206	446,875
Market value of common shares sold	$13,040,693	$28,472,052
Cost of common shares sold	$4,542,355	$10,325,667

The Company remitted participant contributions of $1,543 to the trustee on various dates in 2014 and 2013 which were later than required by Department of Labor (DOL) Regulation 2510.3 102. The Company filed Form 5330 with the IRS and paid the required excise tax on the transaction. In addition, participant accounts were credited with the amount of investment income that would have been earned had the participant contribution been remitted on a timely basis.

5.	PLAN TERMINATION

Although it has not expressed any intent to do so, the RBC Companies have the right under the Plan to discontinue contributions at any time and to amend or terminate the Plan subject to the provisions set forth in ERISA. In the event of Plan termination, participants will become fully vested in their account balances.

6.	FAIR VALUE MEASUREMENTS

ASC 820 Fair Value Measurements established a single authoritative definition of fair value, set a framework for measuring fair value, and requires additional disclosures about fair value measurements. In accordance with ASC 820, the Plan classifies its investments into Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded in an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2014 and 2013.

	2014
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Common stock — financial services	$369,250,639	$—	$—	$369,250,639

Total common stocks	369,250,639	—	—	369,250,639

Registered investment companies:
Large-cap value	126,251,583	—	—	126,251,583
Large-cap growth	128,573,010	—	—	128,573,010
Fixed-income funds	72,498,674	—	—	72,498,674
Large-cap blend	187,823,734	—	—	187,823,734
Mid-cap growth	97,121,679	—	—	97,121,679
Mid-cap value	70,458,689	—	—	70,458,689
Small-cap growth	73,078,772	—	—	73,078,772
Small-cap value	67,874,192	—	—	67,874,192
Other mutual funds	13,682,828	138,270,843	—	151,953,671

Total registered investment companies	837,363,161	138,270,843	—	975,634,004

Personal directed brokerage accounts:
Large-cap value	3,010,209	—	—	3,010,209
Large-cap growth	3,482,914	—	—	3,482,914
Fixed-income funds	9,201,752	—	—	9,201,752
Large-cap blend	5,613,127	—	—	5,613,127
Small-cap growth	648,809	—	—	648,809
Small-cap value	209,103	—	—	209,103
Money Market	10,067,469			10,067,469
Other mutual funds	20,896,444	—	—	20,896,444

Total registered investment companies	53,129,827	—	—	53,129,827

Common collective trusts:
Large-cap equity index	—	162,611,081	—	162,611,081
Large-cap growth	—	196,918,162	—	196,918,162
Stable value fund	—	184,440,471	—	184,440,471

Total common collective trusts	—	543,969,714	—	543,969,714

Total	$1,259,743,627	$682,240,557	$—	$1,941,984,184

	2013
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)		Total
Common stock — financial services	$367,258,746	$—		$—	$367,258,746

Total common stocks	367,258,746	—		—	367,258,746

Mutual funds:
Large-cap value	120,851,074	—		—	120,851,074
Large-cap growth	133,710,353	—		—	133,710,353
Fixed-income funds	68,672,843	—		—	68,672,843
Large-cap blend	173,053,650	—		—	173,053,650
Mid-cap growth	85,446,641	—		—	85,446,641
Mid-cap value	74,008,430	—		—	74,008,430
Small-cap growth	77,168,006	—		—	77,168,006
Small-cap value	66,171,597	—		—	66,171,597
Other mutual funds	117,129,130	—		—	117,129,130

Total mutual funds	916,211,724	—		—	916,211,724

Personal directed brokerage accounts:
Large-cap value	2,756,828	—		—	2,756,828
Large-cap growth	2,821,792	—		—	2,821,792
Fixed-income funds	9,447,436	—		—	9,447,436
Large-cap blend	5,157,916	—		—	5,157,916
Small-cap growth	395,430	—		—	395,430
Small-cap value	251,118	—		—	251,118
Money Market	9,073,951	—		—	9,073,951
Other mutual funds	19,861,332	—		—	19,861,332

Total registered investment companies	49,765,803	—		—	40,691,852

Common collective trusts:
Large-cap equity index	—	133,405,710		—	133,405,710
Large-cap growth	—	184,477,806		—	184,477,806
Stable value fund	—	191,061,085		—	191,061,085

Total common collective trusts		508,944,601			508,944,601

Total	$1,333,236,272	$508,944,601	$		$1,842,180,873

Transfers Between Levels — The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.

We evaluate the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the years ended, December 21, 2014 and 2013, there were no transfers between levels. The mutual funds listed in 2014 under level 2 are funds that were offered beginning in 2014.

Asset Valuation Techniques — Valuation technologies maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used as of December 31, 2014 and 2013.

Common Stocks — Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual Funds — Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Common Collective Trust Fund — Valued at the net asset value of units of a bank collective trust. The net asset value as provided by the trustee, is used as a practical expedient to estimate fair value. The net asset value is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported net asset value. Participant transactions (purchased and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment advisor reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

Stable Value Fund — Valued at the net asset value of units of a bank collective trust. The net asset value as provided by the trustee, is used as a practical expedient to estimate fair value. The net asset value is based on the fair value of the underlying investments held by the fund less its liabilities.

Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the Portfolio, plus earnings, less participant withdrawals and administrative expenses. The Portfolio imposes certain restrictions on the Plan, and the Portfolio itself may be subject to circumstances that affect its ability to transact at contract value as described in the following paragraphs. Plan management believes that the occurrence of events that would cause the Portfolio to transact at less than contract value is not probable.

Limitations on the Ability of the Portfolio to Transact at Contract Value

Restrictions on the Plan — Participant-initiated transactions are those transactions allowed by the Plan, including withdrawals for benefits, loans, or transfers to noncompeting funds within a plan, but excluding withdrawals that are deemed to be caused by the actions of the Plan Sponsor. The following employer-initiated events may limit the ability of the Portfolio to transact at contract value:

•	A failure of the Plan or its trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA

•	Any communication given to Plan participants designed to influence a participant not to invest in the Portfolio or to transfer assets out of the Portfolio

•	Any transfer of assets from the Portfolio directly into a competing investment option

•	The establishment of a defined contribution plan that competes with the Plan for employee contributions

•	Complete or partial termination of the Plan or its merger with another plan.

Circumstances That Affect the Portfolio — The Portfolio invests in assets, typically fixed income securities or bond funds, and enters into “wrapper” contracts issued by third parties. A wrap contract is an agreement by another party, such as a bank or insurance company to make payments to the Portfolio in certain circumstances. Wrap contracts are designed to allow a stable value fund to maintain a constant NAV and protect the fund in extreme circumstances. In a typical wrap contract, the wrap issuer agrees to pay the fund the difference between the contract value and the market value of the underlying assets once the market value has been totally exhausted.

The wrap contracts generally contain provisions that limit the ability of the Portfolio to transact at contract value upon the occurrence of certain events. These events include:

•	Any substantive modification of the Portfolio or the administration of the Portfolio that is not consented to by the wrap issuer

•	Any change in law, regulation, or administrative ruling applicable to a plan that could have a material adverse effect on the Portfolio’s cash flow

•	Employer-initiated transactions by participating plans as described above

In the event that wrap contracts fail to perform as intended, the Portfolio’s NAV may decline if the market value of its assets declines. The Portfolio’s ability to receive amounts due pursuant to these wrap contracts is dependent on the third-party issuer’s ability to meet their financial obligations. The wrap issuer’s ability to meet its contractual obligations under the wrap contracts may be affected by future economic and regulatory developments.

The Portfolio is unlikely to maintain a stable NAV if, for any reason, it cannot obtain or maintain wrap contracts covering all of its underlying assets. This could result from the Portfolio’s inability to promptly find a replacement wrap contract following termination of a wrap contract. Wrap contracts are not transferable and have no trading market. There are a limited number of wrap issuers. The Portfolio may lose the benefit of wrap contracts on any portion of its assets in default in excess of a certain percentage of portfolio assets.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

7. NAV PER SHARE

The following tables set forth a summary of the Plan’s investments with a reported NAV as of December 31, 2014 and 2013.

	Fair Value Estimated Using Net Asset Value Per Share
	December 31, 2014
Investment	Fair Value*	Unfunded Commitment	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period
Managed Income Portfolio II Class 3 (1)	$184,440,471	$—	Immediate	None	None
T. Rowe Price Growth Stock Trust (2)	196,918,162		Immediate	None	None
Fidelity U.S. Equity Index Commingled Pool (3)	162,611,081		Immediate	None	None

Total	$543,969,714	$—

*The fair value of the investments have been estimated using the net asset value of the investments.

	Fair Value Estimated Using Net Asset Value Per Share
	December 31, 2013
Investment	Fair Value*	Unfunded Commitment	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period
Managed Income Portfolio II Class 3 (1)	$191,061,085	$—	Immediate	None	None
T. Rowe Price Growth Stock Trust (2)	184,477,806		Immediate	None	None
Fidelity U.S. Equity Index Commingled Pool (3)	133,405,710		Immediate	None	None

Total	$508,944,601	$—

*The fair value of the investments have been estimated using the net asset value of the investments’ underlying assets.

(1)	The Fidelity Managed Income Portfolio II stable value fund invests in investment contracts (wrap contracts) issued by insurance companies and other financial institutions, fixed-income securities, such as U.S. Treasury and agency bonds, corporate bonds, mortgage-backed securities, and money market funds to provide daily liquidity. The objective of the stable value fund is to preserve capital and achieve a competitive level of income over time.

(2)	The T. Rowe Price Growth Stock Trust seeks long-term growth of capital and, secondarily, increasing dividend income by investing primarily in common stocks of well-established growth companies.

(3)	The Fidelity US Equity Index Commingled Pool seeks to invest at least 90% of its assets in common stocks included in the S&P 500 index.

8.	FEDERAL INCOME TAX STATUS

The IRS has determined and informed the RBC Companies by a letter dated January 30, 2014, that the Plan was designed in accordance with the applicable regulations of the Code requirements. The RBC Companies and the plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Code and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014 and 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2011.

9.	RECONCILIATION TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2014:

Net assets available for plan benefits per financial statements	$1,962,718,850
Add adjustment from contract value to fair value for indirect fully benefit-responsive investment contracts	2,654,559
Adjustment for deemed distributed participant loans	—

Net assets available for benefits per Form 5500	$1,965,373,409

The following is a reconciliation of the decrease in net assets per the financial statements to net income per the Form 5500 for the year ended December 31, 2014:

Increase in net assets available for plan benefits per financial statements	$101,319,798
Add change in difference between contract value and fair value for indirect fully benefit-responsive investment contracts	(34,893)
Add change in deemed distributed participant loans	—

Net income per Form 5500	$101,284,905

******

SUPPLEMENTAL SCHEDULES

FURNISHED PURSUANT TO THE REQUIREMENTS OF FORM 5500

RBC-U.S.A. RETIREMENT AND SAVINGS PLAN

(EIN: 20-0563684) (Plan No. 003)

SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (Held At End of Year)

DECEMBER 31, 2014

Identity of Issues, Borrower, Lessor, or Similar Party	Description of Investment	Cost **	Current Value

Royal Bank of Canada*	Royal Bank of Canada Stock Fund:
	Royal Bank of Canada Common Stock (cost $201,168,614)		$359,758,966
	Fidelity Institutional Cash Money Market Fund		9,491,673
Fidelity Management Trust Co.*	Fidelity Managed Income Portfolio II		184,440,471
T. Rowe Price Associates, Inc.	T. Rowe Price Growth Stock Trust Class B		196,918,162
Invesco Advisers, Inc.	Invesco Comstock Fund		126,251,583
Fidelity Management Trust Co.*	Spartan Extended Market Index Fund		8,981,952
Fidelity Management Trust Co.*	Spartan Global ex U.S. Index Fund		4,700,876
Capital Research & Management Company	American Funds American Balanced Fund		155,031,673
Fidelity Management Trust Co.*	Fidelity US Equity Index Commingled Pool		162,611,081
T. Rowe Price Associates, Inc.	T. Rowe Price Institutional Mid-Cap Equity Growth Fund		71,539,948
Fidelity Management Trust Co.*	Spartan US Bond Index Fund		72,498,675
Invesco Advisers, Inc.	Invesco Small Cap Discovery		73,078,772
Capital Research & Management Company	American Funds EuroPacific Growth Fund		128,573,010
RBC Global Asset Management (U.S.) Inc.*	RBC SMID Cap Growth I		25,581,731
Artisan Partners Limited Partnership	Artisan Mid Cap Value Fund		70,458,689
American Beacon Advisors, Inc.	American Beacon Small Cap Value		67,874,192
BlackRock Advisors LLC	BlackRock Global Allocation		32,792,061
JP Morgan Asset Management	JPMCB SmartRetirement Passive Blend Income Fund C		6,828,045
JP Morgan Asset Management	JPMCB SR PB 2015 C		7,525,541
JP Morgan Asset Management	JPMCB SR PB 2020 C		19,344,665
JP Morgan Asset Management	JPMCB SR PB 2025 C		15,915,163
JP Morgan Asset Management	JPMCB SR PB 2030 C		20,217,300
JP Morgan Asset Management	JPMCB SR PB 2035 C		20,079,317
JP Morgan Asset Management	JPMCB SR PB 2040 C		19,580,385
JP Morgan Asset Management	JPMCB SR PB 2045 C		13,741,796
JP Morgan Asset Management	JPMCB SR PB 2050 C		11,016,328
JP Morgan Asset Management	JPMCB SR PB 2055 C		4,022,303
Fidelity Management Trust Co.*	Fidelity BrokerageLink		53,067,525
Participant loans*	Interest rates of 4.25% to 10.5% due at various dates through 2029		19,559,878

Total investments			$1,961,481,761

*	Known to be a party-in-interest
**	Cost information is not required for participant directed investments and therefore, is not included.

RBC-U.S.A. RETIREMENT AND SAVINGS PLAN

EIN: 20-0563684 Plan No: 003

FORM 5500, SCHEDULE H, PART IV, QUESTION 4a—

SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS

FOR THE YEAR ENDED DECEMBER 31, 2014

	Total that Constitute Nonexempt Prohibited Transactions			Total Fully Corrected Under VFCP and PTE 2002-51
	December 31, 2014
	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP
Participant Contributions Transferred Late to Plan
Certain July 2014 participant contributions deposited 14 days late	$—	$45	$—	$—

Certain August 2014 participant contributions deposited 28 days late	—	1,409	—	—

	Total that Constitute Nonexempt Prohibited Transactions			Total Fully Corrected Under VFCP and PTE 2002-51
	December 31, 2013
	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP
Participant Contributions Transferred Late to Plan
Certain December 2013 participant contributions deposited 16 days late	$—	$89	$—	$—

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RBC U.S.A. Retirement and Savings Plan
(Name of Plan)

Royal Bank of Canada	Date: June 25, 2015
(Registrant/Issuer)

/s/ Steven Decicco
Steven Decicco
Chief Financial Officer

/s/ Ndikum Chi
Ndikum Chi
Plan Administrator

APPENDIX A

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-13112 on Form S-8 of our report dated June 25, 2015, relating to the financial statements and financial statement schedules of RBC U.S.A. Retirement and Savings Plan appearing in this Annual Report on Form 11-K for the year ended December 31, 2014.

Minneapolis, MN

June 25, 2015